Exhibit (j)(iv)(C)

CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Boston Advisors, LLC with respect to compliance with the Global Investment Performance Standards for the periods from November 1, 2008 through December 31, 2012, we hereby consent to references to the Verification and Performance Examination Report issued by Ashland Partners and to related references to our firm included in or made part of the prospectus for the Boston Advisors Broad Allocation Strategy Portfolio included in the Post-Effective Amendment to the Registration Statement of FundVantage Trust filed with the Securities and Exchange Commission on August 28, 2014.

August 27, 2014

Ashland Partners

By:	/s/ Richard J. Kemmling
Richard J. Kemmling
Partner & President